Filed with the Securities and Exchange Commission on November 14, 2022.

REGISTRATION NO. 333-265009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

ARIZONA

(STATE OR OTHER JURISDICTION OF

INCORPORATION OR ORGANIZATION)

86-0222062

(I. R. S. EMPLOYER IDENTIFICATION NUMBER)

525 WASHINGTON BOULEVARD

JERSEY CITY, NJ 07310

(212) 554-1234

(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,

INCLUDING AREA CODE, OF REGISTRAT’S PRINCIPAL EXECUTIVE OFFICES)

SHANE DALY

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

1290 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10104

(212) 554-1234

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,

INCLUDING AREA CODE, OF AGENT FOR SERVICE)

Approximate date of commencement of proposed sale to the public: As soon after the effective date of this Registration Statement as is practicable.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”,“smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	☒	Smaller reporting company	[ ]

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act .  ☐

NOTE

This Post Effective Amendment No. 1 (“Amendment”) to the Form S-3 Registration Statement No. 333-265009 (“Registration Statement”) of Equitable Financial Life Insurance Company of America (“Equitable America”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

ITEM 16.

The Amendment does not amend or delete the currently effective Prospectus or supplements to the Prospectus, or any other part of the Registration Statement except as specifically noted herein. Parts I and II of Pre-Effective Amendment No. 1 to the Form S-3 Registration Statement (File No. 333-265009), filed with the Commission on November 8, 2022, are incorporated by reference.

Other Exhibits:

(1)	Underwriting Agreement.

(d)

General Agent Sales Agreement dated June 6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC, incorporated herein by reference to registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(d)(ii)

Second Amendment dated as of April 1, 2008 to General Agent Sales Agreement dated as of April 1, 2008 by and between MONY Life Insurance Company of America and AXA Network, LLC, incorporated herein by reference to registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(d)(vii)

Eighth Amendment to the General Agent Sales Agreement, dated as of November 1, 2019 is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-229238) filed on April 21, 2021.

(d)(viii)

Ninth Amendment to the General Agent Sales Agreement, dated as of October 1, 2020 is by and between Equitable Financial Life Insurance Company of America (“EFLOA”), an Arizona life insurance company, and Equitable Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to Registration Statement on Form N-6 (File No. 333- 229238) filed on April 21, 2021.

(e)

Broker-Dealer Distribution and Servicing Agreement, dated June 6, 2005, made by and between MONY Life Insurance Company of America and AXA Advisors, LLC, incorporated herein by reference to registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(24)	Powers of Attorney, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city and State of New York on this 14th day of November, 2022.

Equitable Financial Life Insurance Company of America
(Registrant)

By:	/s/ Shane Daly
Shane Daly
Vice President and Associate General Counsel Equitable Financial Life Insurance Company of America

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Robin Raju	Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Chief Accounting Officer

*DIRECTORS:

Kristi Matus Charles G.T. Stonehill Bertram Scott Arlene Isaacs-Lowe	Craig MacKay Daniel G. Kaye Francis Hondal	Joan Lamm-Tennant George Stansfield Mark Pearson

*By:	/s/ Shane Daly
Shane Daly
Attorney-in-Fact

November 14, 2022